Schedule 13D                                                         Page 1 of 9


================================================================================
SEC 1746        Potential persons who are to respond to the collection of
(2-98)          information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
================================================================================

                                     UNITED STATES                                     OMB APPROVAL
                          SECURITIES AND EXCHANGE COMMISSION                    ---------------------------
                                Washington, D.C. 20549                          OMB Number:  3235-0145
                                     SCHEDULE 13D                               ---------------------------
                                                                                Expires:  October 31, 2002
                                                                                ---------------------------
                                                                                Estimated average burden
                                                                                hours per response  14.9
                                                                                ---------------------------

                   Under the Securities Exchange Act of 1934


                               Learn2.com, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common stock, Series E preferred stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    522002
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Edward F. Malysz
                      Vice President and General Counsel
                              E-Stamp Corporation
                              2501 Stierlin Court
                        Mountain View, California 94043
                                (650) 919-7500

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 25, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 9

CUSIP No._________________________________________
--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           E-Stamp Corporation
           I.R.S. Identification No.: 76-0518568________________________________
--------------------------------------------------------------------------------
        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [_] ____________________________________________________________

            (b) [_] ____________________________________________________________
--------------------------------------------------------------------------------
        3.  SEC Use Only________________________________________________________
--------------------------------------------------------------------------------
        4.  Source of Funds (See Instructions)  WC, OO__________________________
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)__________________________________________________
--------------------------------------------------------------------------------
        6.  Citizenship or Place of Organization  State of Delaware_____________
--------------------------------------------------------------------------------

Number of     7. Sole Voting Power 2,000 shares of series E preferred stock (1)
Shares       -------------------------------------------------------------------
Beneficially 8. Shared Voting Power 10,213,262 shares of common stock (2)_____ Owned by -------------------------------------------------------------------
Each          9. Sole Dispositive Power  2,000 shares of Series E preferred
Reporting        stock (1)______________________________________________________
Person With  -------------------------------------------------------------------
             10. Shared Dispositive Power n/a___________________________________
--------------------------------------------------------------------------------
        11.   Aggregate Amount Beneficially Owned by Each Reporting Person 2,000
              shares of Series E preferred stock and 10,213,262 shares of common stock (1)(2)______________________________________________________
--------------------------------------------------------------------------------
        12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)________________________________________________
--------------------------------------------------------------------------------
        13.   Percent of Class Represented by Amount in Row (11) 100% of the
              Series E preferred stock and 19.3% of the issued and outstanding common stock______________________________________________________
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            CO
            --------------------------------------------------------------------
            --------------------------------------------------------------------
            --------------------------------------------------------------------
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Schedule 13D                                                         Page 3 of 9


(1) In the event E-Stamp Corporation converts in full the Note (discussed in Items 3 and 4 below), E-Stamp will have sole voting power with respect to 2,000 shares of Series E preferred stock of Learn2.com, Inc. In the event the Merger Agreement between E-Stamp and Learn2 (as discussed in Item 3 and 4 below) is terminated, each share of Learn2 Series E preferred stock is initially convertible into 4,000 shares of Learn2 common stock. The conversion ratio is subject to adjustment in certain circumstances (discussed in Item 4 below). On all matters submitted to a vote of Learn2 stockholders, each share of Learn2 Series E preferred stock is entitled to the same number of votes as the number of shares of common stock into which such share of Learn2 Series E preferred stock is then convertible. Based upon the 52,881,618 shares of Learn2 common stock issued and outstanding as of April 11, 2001 (as represented by Learn2 in the Merger Agreement discussed in Items 3 and 4 below) and the initial conversion ratio of each share of Learn2 Series E preferred stock into 4,000 shares of Learn2 common stock, such 2,000 shares of Series E preferred stock would represent 15.1% of the voting power of the issued and outstanding shares of capital stock of Learn2. Prior to the conversion of the Note, E-Stamp is not entitled to any rights as a stockholder of Learn2. E-Stamp expressly disclaims beneficial ownership of any shares of Learn2 Series E preferred stock until such time as E-Stamp acquires any shares of Learn2 Series E preferred stock upon any conversion of the Note.

(2) 10,213,262 shares of Learn2 common stock are subject to the Voting Agreement (discussed in Items 3 and 4 below) entered into by E-Stamp and certain stockholders of Learn2 (as represented by such Learn2 stockholders in the Voting Agreement discussed in Items 3 and 4 below). E-Stamp expressly disclaims beneficial ownership of any of the shares of Learn2 common stock covered by the Voting Agreement. Based on the number of shares of Learn2 common stock outstanding as of April 11, 2001 (as represented by Learn2 in the Merger Agreement discussed in Items 3 and 4), the number of shares of Learn2 common stock covered by the Voting Agreement represents approximately 19.3% of the issued and outstanding shares of Learn2 common stock.

Item 1.  Security and Issuer

This statement relates to the common stock and Series E preferred stock of Learn2.com, Inc., a Delaware corporation ("Learn2" or "Issuer"). The principal executive offices of Learn2 are located at 1311 Mamaroneck Avenue, Suite 210, White Plains, New York 10604.

Item 2.  Identity and Background

The name of the corporation filing this statement is E-Stamp Corporation, a Delaware corporation ("E-Stamp"). E-Stamp was a provider of transportation management systems. E-Stamp intends to discontinue this business prior to consummation of the Merger (as discussed in Items 3 and 4 below). The address of E-Stamp's principal business is 2051 Stierlin Court, Mountain View, California 94043. The address of E-Stamp's principal executive offices is the same as the address of its principal business.

Set forth on Schedule A is the name of each of E-Stamp's directors and executive officers, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to E-Stamp's knowledge.

Neither E-Stamp, nor to E-Stamp's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To E-Stamp's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

Schedule 13D                                                         Page 4 of 9

Item 3. Source and Amount of funds or Other Consideration

Pursuant to an Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement") between E-Stamp and Learn2, and subject to the conditions set forth therein (including approval by E-Stamp and Learn2 stockholders), E-Stamp and Learn2 will merge (the "Merger"), with E-Stamp remaining as the surviving corporation.

In connection with the Merger Agreement, on April 25, 2001, Learn2 issued and delivered to E-Stamp, and E-Stamp purchased and accepted from Learn2, a convertible promissory note (the "Note") in exchange for $2,000,000. The Note is convertible into 2,000 shares of Learn2 Series E preferred stock. The purchase and sale of the Note was negotiated as a material term of the Merger transaction. E-Stamp used its working capital to purchase the Note.

As an inducement to E-Stamp to enter into the Merger Agreement and in consideration thereof, certain Learn2 stockholders (the "Stockholders") entered into a Voting Agreement with E-Stamp (the "Voting Agreement"). In the Voting Agreement, each Stockholder agreed to vote all shares of Learn2 capital stock held by them in favor of the Merger and adoption of the Merger Agreement and against certain other matters (discussed in Item 4 below). E-Stamp did not pay any additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

References to, and descriptions of, the Merger, the Merger Agreement, the Note and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Note, the form of Voting Agreement, and the Learn2 Certificate of Designations for the Series E preferred stock, respectively, included as Exhibits 1, 2, 3 and 4, respectively, to this
Schedule 13D, and which are incorporated herein in their entirety where such references and descriptions appear.

Item 4: Purpose of Transaction

(a) and (b) As described in Item 3 above, this statement relates to the Merger of E-Stamp and Learn2. Upon consummation of the Merger, the separate corporate existence of Learn2 will cease and E-Stamp will continue as the surviving corporation. Each holder of outstanding Learn2 common stock will receive, in exchange for each share of Learn2 common stock held by such holder, that number of shares of E-Stamp common stock equal to the quotient obtained by dividing (x) 95% of the number of shares of outstanding E-Stamp common stock, by (y) the number of shares of outstanding Learn2 common stock. For purposes of this calculation, outstanding shares of both E-Stamp and Learn2 common stock shall be deemed to include options that will be vested as of the closing of the Merger and have an exercise price that is less than or equal to the average closing price of E-Stamp or Learn2 common stock, respectively, for the five trading days immediately preceding the E-Stamp or Learn2 special stockholder meeting relating to the Merger, respectively. E-Stamp will assume each outstanding option to purchase Learn2 common stock under Learn2's stock option plans.

In connection with the Merger Agreement, Learn2 issued the Note to E-Stamp. The purchase and sale of the Note was negotiated as a material term of the Merger transaction. The Note is convertible into 2,000 shares of Learn2 Series E preferred stock. At any time following the termination of the Merger Agreement, such Learn2 Series E preferred stock is convertible into shares of Learn2 common stock. Each share of Learn2 Series E preferred stock is initially convertible into 4,000 shares of Learn2 stock. After the earlier of (i) September 30, 2001 (or such later date as may be specified in an amendment to the Merger Agreement), or (ii) the termination of the Merger Agreement as a result of the failure of Learn2's stockholders to approve the Merger or as a result of Learn2's breach of the Merger Agreement and/or the documents related thereto, the conversion ratio shall be adjusted such that each share of Series E preferred stock shall be convertible into that number of shares of Learn2 common stock determined by dividing (x) $1,000, by (y) the lesser of (1) $0.25 and (2) the average closing sales price of the Learn2 common stock for the five trading days immediately prior to the date of conversion; provided that the conversion ratio shall not be increased to a ratio that requires approval of Learn2 stockholders under any applicable law or rule, including the rules of The Nasdaq Stock Market, until such approval, or exemption therefrom shall have been obtained by

Schedule 13D                                                         Page 5 of 9

Learn2. On all matters submitted to a vote of Learn2 stockholders, each share of Learn2 Series E preferred stock is entitled to the same number of votes as the number of shares of common stock into which such share of Learn2 Series E preferred stock is then convertible.

Pursuant to the Voting Agreement, the Stockholders have irrevocably appointed E-Stamp as their lawful attorney and proxy. Such proxy gives E-Stamp the limited right to vote the shares of Learn2 capital stock beneficially owned by the Stockholders (i) in favor of the Merger and the adoption of the Merger Agreement, (ii) against approval or adoption of any transaction involving (A) the sale or transfer of all or substantially all of the capital stock of Learn2,
(B) a sale of transfer of all or substantially all of Learn2's assets, (C) a reorganization, recapitalization or liquidation of Learn2, or (D) any amendment to Learn2's governing instruments creating any new class of securities of Learn2 or otherwise affecting the rights of any class of security of Learn2, and (iii) against approval or adoption of resolutions or actions which would cause the conditions to closing of the Merger, as set forth in the Merger Agreement, not to be satisfied. The Stockholders may vote the shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) the effective time of the Merger, and (ii) the date on which the Merger Agreement is validly terminated pursuant to Section 7 thereof.

The purpose of the transactions under the Note and the Voting Agreements is to enable E-Stamp and Learn2 to consummate the transactions contemplated under the Merger Agreement.

(c)  Not applicable.

(d) The Merger Agreement provides that at the effective time of the Merger, the board of directors of the surviving corporation shall consist of nine directors, comprised of five designees of the board of directors of E-Stamp and four designees of the board of directors of Learn2, and that Robert H. Ewald, E-Stamp's President and Chief Executive Officer, will become Chairman of the Board of the surviving corporation.

(e)  Other than as a result of the Merger, not applicable.

(f)  Other than as a result of the Merger, not applicable.

(g) Upon consummation of the Merger, the Certificate of Incorporation of E-Stamp, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the surviving corporation, until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of E-Stamp as in effect immediately prior to the Merger, shall be the Bylaws of the surviving corporation, until thereafter amended.

(h) If the Merger is consummated as planed, the Learn2 Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

(i) Other than as described in Items 3 and 4 above, E-Stamp currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although E-Stamp reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement, the Note and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Note, the form of Voting Agreement, and the Learn2 Certificate of Designations for the Series E preferred stock, respectively, included as Exhibits 1, 2, 3 and 4, respectively, to this
Schedule 13D, and which are incorporated herein in their entirety where such references and descriptions appear.

Schedule 13D                                                         Page 6 of 9

Item 5.  Interest in Securities of the Issuer

(a) - (b) As a result of the Voting Agreement, E-Stamp may be deemed to be the beneficial owner of at least 10,213,262 shares of Learn2 common stock. Such Learn2 common stock constitutes approximately 19.3% of the issued and outstanding shares of Learn2 common stock based on the number of shares of Learn2 Common Stock outstanding as of April 11, 2001 (as represented by Learn2 in the Merger Agreement discussed in Items 3 and 4). E-Stamp may be deemed to have the shared power to vote the shares with respect to the matters described above. However, E-Stamp (i) is not entitled to any rights as a stockholder of Learn2 as to the shares and (ii) disclaims any beneficial ownership of the shares of Learn2 common stock which are covered by the Voting Agreement.

     In the event E-Stamp converts in full the Note, E-Stamp will have the sole power to vote, and the sole power to dispose of, 2,000 shares of Learn2 Series E preferred stock, which constitutes approximately 15.1% of the voting power of the issued and outstanding shares of Learn2 common stock based on the number of shares of Learn2 common stock outstanding as of April 11, 2001 (as represented by Learn2 in the Merger Agreement discussed in Items 3 and 4).

     To E-Stamp's knowledge, no person listed on Schedule A has an ownership interest in Learn2.

     Set forth on Schedule B is the name of the Learn2 Stockholders who entered into the Voting Agreement with E-Stamp, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to E-Stamp's knowledge.

(c) To E-Stamp's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To E-Stamp's knowledge, no other person has the right to receive or the power to direct the sale of, the securities of Learn2 reported on herein.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Note and the Voting Agreement, to the knowledge of E-Stamp, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Learn2, including but not limited to the transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Schedule 13D                                                         Page 7 of 9

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1. The Agreement and Plan of Merger, dated April 19, 2001 by and between E-Stamp and Learn2*

2. Convertible Promissory Note dated April 25, 2001, by and between E-Stamp and Learn2*

3. Form of Voting Agreement by and between E-Stamp and the persons listed on Schedule B to this Schedule 13D*

4. Certificate of Designations of Series E Preferred Stock of Learn2*

* Incorporated by reference to the exhibits to the Report on Form 8-K filed by E-Stamp Corporation on May 2, 2001.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 16, 2001
------------
Date

/s/ Edward F. Malysz
--------------------
Signature

Edward F. Malysz, Vice President and General Counsel
----------------------------------------------------
Name/Title

Schedule 13D                                                         Page 8 of 9


                                   Schedule A

            Directors and Executive Officers of E-Stamp Corporation

   The following table sets forth the name, business address and present principal occupation of each director and executive officer of E-Stamp. Except as indicated below, the business address of each such person is 2051 Stierlin Court, Mountain View, California 94043.

Name and Title                                                         Present Principal Occupation
-----------------------------------------------------------------------------------------------------------------
Robert H. Ewald                                          President, Chief Executive Officer and Director of
President, Chief Executive Officer and Director          E-Stamp
-----------------------------------------------------------------------------------------------------------------
Edward F. Malysz                                         Vice President, General Counsel, Secretary and Acting
Vice President, General Counsel, Secretary and Acting    Chief Financial Officer of E-Stamp
Chief Financial Officer
-----------------------------------------------------------------------------------------------------------------
Laurie L. Lindsey                                        Vice President, Product Development of E-Stamp
Vice President, Product Development
-----------------------------------------------------------------------------------------------------------------
Daniel P. Walsh                                          Vice President, Operations of E-Stamp
Vice President, Operations
-----------------------------------------------------------------------------------------------------------------
Marcelo A. Gumucio                                       Managing Partner of Gumucio, Burke & Associates
Chairman of the Board
-----------------------------------------------------------------------------------------------------------------
John V. Balen                                            General Partner, Canaan Partners
Director                                                 Canaan Partners
                                                         2884 Sand Hill Road, Suite 115
                                                         Menlo Park, CA 94025
-----------------------------------------------------------------------------------------------------------------
Thomas L. Rosch                                          General Partner and Managing Director, InterWest
Director                                                 Partners
                                                         Interwest Partners
                                                         3000 Sandhill Road, Bldg. 3, Suite 255
                                                         Menlo Park, CA 94025
-----------------------------------------------------------------------------------------------------------------
Peter Boit                                               Vice President of eCommerce, Microsoft Corporation
Director                                                 Microsoft Corporation
                                                         One Microsoft Way, Bldg. 30
                                                         Redmond, WA 98052
-----------------------------------------------------------------------------------------------------------------
Adam Wagner                                              Founder and Principal of Neo Ventures, LLC
Director                                                 Neo Ventures, LLC
                                                         111 Congress Ave., Suite 1600
                                                         Austin, TX 78701
-----------------------------------------------------------------------------------------------------------------
Rebecca Saeger                                           Executive Vice President, Brand Marketing, VISA U.S.A.
Director                                                 Visa USA
                                                         900 Metro Center Blvd.
                                                         Foster City, CA 94404
-----------------------------------------------------------------------------------------------------------------
Robert J. Cresci                                         Managing Director, Pecks Management Partners Ltd.
Director                                                 Pecks Management Partners Ltd.
                                                         1 Rockefeller Plaza, Suite 900
                                                         New York, NY 10020
-----------------------------------------------------------------------------------------------------------------

Schedule 13D                                                         Page 8 of 9


                                  Schedule B

                               LEARN2.COM, INC.
                         VOTING AGREEMENT STOCKHOLDERS

   The following table sets forth the name and present principal occupation or employment of each Learn2 stockholder that entered into a voting agreement with E-Stamp. The table also indicates the number of shares of Learn2 common stock beneficially owned by the stockholders as of April 11, 2001. Except as indicated below, the business address of each such person is 1311 Mamaroneck Avenue, White Plains, New York 10605.

Voting Agreement Stockholder                             Shares Beneficially Owned
----------------------------                             -------------------------
-----------------------------------------------------------------------------------------------------------------
Stephen P. Gott                                          7,210,407
President, Chief Executive Officer and Director of
 Learn2
-----------------------------------------------------------------------------------------------------------------
Marc E. Landy                                            747,430
Executive Vice President, Chief Financial Officer and
 Secretary of Learn2
-----------------------------------------------------------------------------------------------------------------
Donald Schupak                                           1,220,092
Chairman of the Board of Directors of Learn2;
President and Chief Executive Officer of The Schupak
 Group
-----------------------------------------------------------------------------------------------------------------
James Cannavino                                          215,000
Director of Learn2;
Chief Executive Officer and Chairman of the Board of
 Directors of CyberSafe Corporation
-----------------------------------------------------------------------------------------------------------------
Robert Ezrin                                             727,391
Vice Chairman of the Board of Directors of Learn2
-----------------------------------------------------------------------------------------------------------------
S. Lee King                                              92,942
Director
-----------------------------------------------------------------------------------------------------------------